October 10, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Draft Registration Statement on Form S-1 Submitted
September 20, 2023
CIK No. 0001946573

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 4, 2023, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Draft Registration Statement on Form S-1

1. For each of your director nominees, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.

Response: All director nominees have extensive experiences and qualifications that make them suitable for a directorial position in KindlyMD. The following director nominees are poised to offer substantial expertise and leadership to navigate the complexities and opportunities the company faces. The incorporation of the additional information from KindlyMD reveals a rich context wherein the individual experiences, qualifications, and skills of each director nominee can be mapped to cater to the company’s diverse needs.

Amy Powell, MD - Director Nominee

●	Clinical and Research Acumen: Dr. Powell brings vital clinical and research acumen which is crucial to enhancing and validating KindlyMD’s pain management approaches, specifically given the blend of multimodal pain management methods the company uses.
●	Medical Expertise: Her 20 years of experience in caring for athletes and active individuals aligns with the company’s mission to reduce opioid usage while successfully treating patients, utilizing both her practical and theoretical insights in pain management.

●	Educational Contribution: Her role in medical education can further bolster KindlyMD’s research, clinical protocols, and patient education strategies in creating evidence-based guidelines and therapies.

Christian Robinson, CPA - Director Nominee

●	Financial Oversight: Given KindlyMD’s diversified services and data management, Christian’s vast experience in managing finances, ensuring compliance (such as with SOX), and overseeing SEC reporting is pivotal for financial stability and regulatory adherence.
●	Strategic Planning: His experience with startups, particularly in the medical cannabis industry, resonates with KindlyMD’s approach to alternative treatments and may offer valuable insights into both strategic financial planning and industry-specific nuances.
●	Compliance and Reporting: Ensuring that KindlyMD adheres to financial regulations and maintains transparent communication with investors and stakeholders will be crucial, especially in light of the company’s collection and management of sensitive patient data and its varied revenue streams (subscription, fee-for-service, etc).

Gary Seelhorst, MS, MBA - Director Nominee

●	Pharmaceutical Insight: Given that KindlyMD is tackling challenges with prescription medication use, Gary’s 25-year background in Pharmaceuticals and Healthcare is invaluable for navigating the pharmaceutical landscape, especially regarding non-opioid alternatives.
●	Strategic Business Development: His business development role during the growth phase at Imprimis/Harrow Health, and his MBA with a focus on finance, could be crucial in aiding KindlyMD to strategically navigate its expansion strategies and potentially increase its service portfolio or market share.
●	Clinical Development & Corporate Strategies: His varied roles in both clinical and corporate development offer a balanced perspective that is particularly useful in ensuring that KindlyMD’s clinical and corporate strategies are aligned, sustainable, and optimized for both patient outcomes and business growth.

In summary, the integration of these professionals into KindlyMD’s leadership aligns well with the company’s multifaceted approach to tackling the opioid crisis through direct healthcare provision, alternative treatment methodologies, and comprehensive data management. Each nominee brings a specific skill set - clinical expertise (Dr. Powell), financial and compliance management (Mr. Robinson), and a blend of pharmaceutical insight and strategic development (Mr. Seelhorst) - that can holistically contribute to navigating the regulatory, clinical, financial, and strategic challenges and opportunities within the healthcare and data sectors in which KindlyMD operates.

We have updated the Registration Statement on page 47 to include this reasoning.

2. We note that Section 11.01 of your ByLaws provide that “to the fullest extent permitted by law, and unless the Corporation, pursuant to a resolution adopted by a majority of the Board of Directors, consents in writing to the selection of an alternative forum, the appropriate state and federal courts located within Salt Lake County, Utah, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought in the name or right of the Corporation or on its behalf, (b) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action arising or asserting a claim arising pursuant to any provision of the Utah or any provision of the Articles of Incorporation or these Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.01.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: We amended our corporate bylaws in June 2023 to eliminate this conflict and filed the Restated Bylaws as Exhibit 3.6 to the Draft Registration Statement filed on June 20, 2023.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.

/s/ Tim Pickett
Tim Pickett
Chief Executive Officer